SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                       Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: July 10, 2002    Mr. Gerry A. Racicot
                             President

                     [LETTERHEAD OF EIGER TECHNOLOGY INC.]

Labatt Offers Free Long-Distance to Ontario Residents using Onlinetel's Voice over IP technology

Toronto, July 10th /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) is pleased to announce that its wholly owned subsidiary Onlinetel Corp. has partnered with Labatt Breweries of Canada to unveil Labatt Blueline, a new service providing people of legal drinking age in select towns and cities across Ontario with free, unlimited long-distance telephone calls.

By harnessing the power of Onlinetel's Voice over IP network, Labatt Blueline enables 10.24 million Ontario residents to call their friends for free, at any time of the day, for as long as they want, as often as they want. The service can be accessed from both cell phones and touch-tone land-line phones. Users can register for a personal PIN number at www.labattblueline.com.

"Through our partnership with Labatt, Onlinetel is going to help the majority of Ontarians make free long-distance calls in the province this summer," said Gerry Racicot, CEO of Eiger. John Stix, Co-Founder and Chief Marketing Officer of Onlinetel added, "Labatt Blueline provides an exciting opportunity for new customers to explore Onlinetel's leading edge product offerings and for us to showcase our services and technologies."

Labatt Blueline helps to facilitate free calls between out-of-town friends. As part of the service, users enjoy a short and entertaining message from Labatt prior to the call connection.

"It's a fun and easy way to connect with friends. Sometimes the best things in life are free," said Bob Chant, director, public affairs, Labatt Breweries of Ontario. "You can call your friends in select towns and cities across the province any time you want for as long as you desire."

Onlinetel's present capabilities reach the majority of people in Canada. When a person places a call, soft-switch technology is used to direct it to an Onlinetel server, which converts the person's voice into a digital format. This code is sent via the Internet to a server in the destination market. Onlinetel is currently looking into options that could see Labatt Blueline expand.

Labatt Breweries of Canada is one of the nation's longest-established and most successful brewing companies. A proud brewer of quality beers, Labatt employs 3,800 Canadians and operates eight breweries from coast to coast. Labatt is part of Belgian-based Interbrew S.A., the third largest brewer in the world.

Onlinetel Corp. is a wholly owned subsidiary of Eiger Technology, Inc., providing Voice over IP telephony services such as ad-based free calling, lowest rate 10-10 casual calling , flat rate North American calling and carrier termination. Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.